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February 4, 2008


Securities and Exchange Commission, Mail Stop 6010
100 F Street N.E.
Washington, DC 20549
Attn: Julie Sherman, Staff Accountant

         In re:     Revolutions Medical Corporation
                    Commission File # 000-28629

Gentlemen:

This letter is in response to your further comment letter of December 18, 2007 relating to our responses to your letter of September 14, 2007 pertaining to our financial statements and related disclosures.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006
------------------------------------------------

Item 8A. Controls and Procedures, page 17
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1. The Company's controls and procedures were effective at the end of the then current period.


FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007
-------------------------------------------------------------

Financial Statements, page 3
----------------------------

Notes to Consolidated Financial Statements, page 7
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Note 3 -  Acquisition of Clear Image Acquisition Corp.,  page 9
---------------------------------------------------------------

On January 3, 2008 the Company filed Form 8-K containing the disclosure under
Item 4.02, and on January 24, 2008 the Company filed an amendment to such filing clarifying the aspect of non- reliance upon the previously filed financial statements.

The Company will revise future filings to include all disclosures required by SFAS 154 for the error correction.


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In connection with the foregoing responses to your comments, the Company acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,
REVOLUTIONS MEDICAL CORPORATION


By: Rondald Wheet, Pres/CEO